

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 24, 2009

Gustave T. Dotoli
Corporate Secretary
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re:** **mPhase Technologies, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 24, 2009**
> **File No. 000-30202**

Dear Mr. Dotoli:

Based on a preliminary review of the above-referenced document, it appears that you have filed a definitive proxy statement rather than filing a revised preliminary proxy statement per Rule 14a-6(h). Please tell us:

- why you did not file revised preliminary proxy material per Rule 14a-6(h);

- whether you intend to print and mail your proxy material before all outstanding comments on your filings are resolved; and

- how you intend to address revisions to any material that you mail to your shareholders that occur as a result of SEC staff comments or otherwise after you mail the material.

As appropriate, please submit via Edgar a letter to respond to these comments within 10 business days or tell us when you will provide us with a response. We will complete our review of your responses to our other outstanding comments after you address the comments in this letter. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Martin Smiley
        General Counsel and Chief Financial Officer
        mPhase Technologies, Inc.